INDEPENDENT AUDITORS' REPORT

To the Shareholders
Pioneer Hi-Bred International, Inc.:

We have audited the accompanying consolidated balance sheets of Pioneer Hi-Bred International, Inc. and subsidiaries as of August 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended August 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pioneer Hi-Bred International, Inc. and subsidiaries as of August 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended August 31, 1997, in conformity with generally accepted accounting principles.

KPMG Peat Marwick LLP

Des Moines, Iowa
October 3, 1997





CONSOLIDATED STATEMENTS OF INCOME

                 Years Ended August 31,     1997         1996      1995
-----------------------------------------------------------------------
(In millions, except per share amounts)

Net sales .............................  $ 1,784      $ 1,721   $ 1,532
                                         -------      -------   -------

Operating costs and expenses:

   Cost of goods sold .................  $   771      $   727   $   642
   Research and product development ...      146          136       130
   Selling ............................      374          382       354
   General and administrative .........      130          129       126
                                         -------      -------   -------
                                         $ 1,421      $ 1,374   $ 1,252
                                         -------      -------   -------

   Operating income ...................  $   363      $   347   $   280

Investment income .....................       22           22        23
Interest expense ......................       (8)         (11)      (13)
Net exchange and other gains (losses) .       (4)          (4)        1
                                         -------      -------   -------

   Income before items below ..........  $   373      $   354   $   291

Provision for income taxes ............     (127)        (127)     (106)
Minority interest and other ...........       (3)          (4)       (2)
                                         -------      -------   -------

   Net income .........................  $   243      $   223   $   183
                                         =======      =======   =======


Net income per common share ...........  $  2.95      $  2.68   $  2.16
                                         =======      =======   =======

Average shares outstanding ............     82.3         83.2      84.5


See Notes to Consolidated Financial Statements.





CONSOLIDATED BALANCE SHEETS

ASSETS                        August 31,    1997          1996
--------------------------------------------------------------
(In millions)

CURRENT ASSETS

   Cash and cash equivalents............   $  97         $  99
   Receivables:
     Trade..............................     256           208
     Other..............................      45            35
   Inventories..........................     440           382
   Deferred income taxes................      57            58
   Other current assets.................       6             2
                                           -----         -----


     Total current assets...............   $ 901         $ 784
                                           -----         -----


LONG-TERM ASSETS........................   $  93         $  81
                                           -----         -----


PROPERTY AND EQUIPMENT

   Land and land improvements...........   $  64         $  63
   Buildings............................     377           354
   Machinery and equipment..............     539           512
   Construction in progress.............      60            56
                                           -----         -----
                                          $1,040         $ 985
   Less accumulated depreciation........     495           475
                                           -----         -----
                                           $ 545         $ 510
                                           -----         -----


INTANGIBLES.............................   $  64         $  47
                                           -----         -----

                                          $1,603        $1,422
                                          ======        ======

See Notes to Consolidated Financial Statements.



CONSOLIDATED BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS' EQUITY    August 31,       1997       1996
------------------------------------------------------------------------
(In millions)

CURRENT LIABILITIES

   Short-term borrowings ..........................   $    91    $    13
   Current maturities of long-term debt ...........         6         12
   Accounts payable, trade ........................        85         89
   Accrued compensation ...........................        60         65
   Income taxes payable ...........................        26         63
   Other ..........................................        61         46
                                                      -------    -------

     Total current liabilities ....................   $   329    $   288
                                                      -------    -------


LONG-TERM DEBT ....................................   $    19    $    25
                                                      -------    -------

DEFERRED ITEMS

   Retirement benefits ............................   $    80    $    68
   Income taxes ...................................        20         16
                                                      -------    -------
                                                      $   100    $    84
                                                      -------    -------

CONTINGENCIES

MINORITY INTEREST IN SUBSIDIARIES .................   $     7    $     7
                                                      -------    -------

SHAREHOLDERS' EQUITY
   Capital stock:
     Preferred, authorized 10,000,000
      shares; issued none ..... ...................   $    --    $    --
     Common, $1 par value; authorized
      150,000,000 shares;
      issued 1997 - 92,948,963 shares;
      1996 - 92,693,578 shares ....................        93         93
   Additional paid-in capital .....................        43         23
   Retained earnings ..............................     1,436      1,272
   Unrealized gain on available-for-sale
      securities, net .............................        19         11
   Cumulative translation adjustment ..............       (26)        (3)
                                                      -------    -------
                                                      $ 1,565    $ 1,396

   Less:
     Cost of common shares acquired for
       the treasury, 1997 - 10,726,028
       shares; 1996 - 10,304,700 shares ...........      (393)      (364)
     Unearned compensation ........................       (24)       (14)
                                                      -------    -------

                                                      $ 1,148    $ 1,018
                                                      -------    -------

                                                      $ 1,603    $ 1,422
                                                      =======    =======

See Notes to Consolidated Financial Statements.





CONSOLIDATED STATEMENTS OF CASH FLOWS

                 Years Ended August 31,               1997     1996     1995
----------------------------------------------------------------------------
(In millions)

CASH FLOWS FROM OPERATING ACTIVITIES

   Net income ...................................... $ 243    $ 223    $ 183
   Noncash items included in net income:
      Depreciation and amortization ................    89       77       74
      Provision for doubtful accounts ..............     6        5        2
      (Gain) loss on disposal of assets ............    (5)      (4)       1
      Other noncash items, net .....................     7        1        6
   Change in assets and liabilities, net:
      Receivables ..................................   (77)     (46)     (20)
      Inventories ..................................   (72)      43      (68)
      Accounts payable and accrued expenses ........    (4)      61      (39)
      Income taxes payable .........................   (38)      40       (8)
      Other assets and liabilities .................    27      (11)       9
                                                     -----    -----    -----

      Net cash provided by operating activities .... $ 176    $ 389    $ 140
                                                     -----    -----    -----

CASH FLOWS FROM INVESTING ACTIVITIES
   Proceeds from sale of assets .................... $  29    $  15    $   6
   Capital expenditures ............................  (127)    (116)     (86)
   Technology investments ..........................   (24)     (48)      --
   Other, net ......................................    (7)       5       (2)
                                                     -----    -----    -----

      Net cash used in investing activities ........ $(129)   $(144)   $ (82)
                                                     -----    -----    -----
CASH FLOWS FROM FINANCING ACTIVITIES

   Net short-term borrowings (payments) ............ $  81    $ (42)   $  45
   Proceeds from long-term borrowings ..............    --        1        5
   Principal payments on long-term borrowings ......   (11)     (55)      (2)
   Purchase of common stock ........................   (25)     (62)    (100)
   Cash dividends paid .............................   (79)     (69)     (60)
                                                     -----    -----    -----

      Net cash used in financing activities ........ $ (34)   $(227)   $(112)
                                                     -----    -----    -----

Effect of foreign currency exchange rate
   changes on cash and cash equivalents ............ $ (15)   $  (3)   $   3
                                                     -----    -----    -----
      Net increase (decrease) in cash and
       cash equivalents ............................ $  (2)   $  15    $ (51)
Cash and cash equivalents, beginning ...............    99       84      135
                                                     -----    -----    -----

CASH AND CASH EQUIVALENTS, ENDING .................. $  97    $  99    $  84
                                                     =====    =====    =====

SUPPLEMENTAL CASH FLOW INFORMATION

   Cash payments:
      Interest ..................................... $   7    $  14    $  13
      Income taxes ................................. $ 158    $  93    $ 117
   Noncash investing and financing activities:
      Technology investments acquired
       by the issuance of long-term debt
       and the assumption of liabilities ........... $  10    $  20    $  --

See Notes to Consolidated Financial Statements.



CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                     Years Ended August 31,          1997       1996       1995
-------------------------------------------------------------------------------
(In millions)

COMMON STOCK

   Balance, beginning .........................   $    93    $    93    $    93
     Issuance in 1997 of 255,385
       common shares for restricted
       stock plan .............................      --         --         --
                                                  -------    -------    -------
   Balance ending .............................   $    93    $    93    $    93
                                                  -------    -------    -------
ADDITIONAL PAID-IN CAPITAL

   Balance, beginning .........................   $    23    $    18    $    15
     Common stock issued from
      treasury for restricted stock plan ......   $    18          3          1
     Tax benefits related to
      restricted stock plan ...................         2          2          2
                                                  -------    -------    -------
   Balance, ending ............................   $    43    $    23    $    18
                                                  -------    -------    -------

RETAINED EARNINGS
   Balance, beginning .........................   $ 1,272    $ 1,118    $   995
     Net income ...............................       243        223        183
     Cash dividends on common stock
      (1997 - $.95 per share;
      1996 - $.83 per share;
      1995 - $.71 per share) ..................       (79)       (69)       (60)
                                                  -------    -------    -------
   Balance, ending ............................   $ 1,436    $ 1,272    $ 1,118
                                                  -------    -------    -------

UNREALIZED GAIN ON AVAILABLE-FOR-SALE
 SECURITIES, NET
   Balance, beginning .........................   $    11    $  --      $  --
     Current unrealized gain ..................         8         11       --
                                                  -------    -------    -------
   Balance, ending ............................   $    19    $    11    $  --
                                                  -------    -------    -------

CUMULATIVE TRANSLATION ADJUSTMENT
   Balance, beginning .........................   $    (3)   $     1    $    (3)
     Current translation adjustment ...........       (23)        (4)         4
                                                  -------    -------    -------
   Balance, ending ............................   $   (26)   $    (3)   $     1
                                                  -------    -------    -------

TREASURY STOCK
   Balance, beginning .........................   $  (364)   $  (303)   $  (207)
     Purchase of common stock for the
      treasury (1997 - 369,000 shares;
      1996 -1,148,900; shares; 1995 -
      2,844,209 shares)  ......................       (25)       (62)      (100)
     Common stock issued from (acquired
      for) treasury:
         For restricted stock plan
           (1997 - 17,522 shares;
           1996 - 130,359 shares;
           1995 - 226,088 shares) .............      --            4          7
         From resticted stock
           forfeitures and stock
           used to satisfy withholding
           taxes (1997 - 69,850 shares;
           1996 - 79,410 shares; 1995
           - 109,539 shares) ..................        (4)        (3)        (3)
                                                  -------    -------    -------
   Balance, ending ............................   $  (393)   $  (364)   $  (303)
                                                  -------    -------    -------

UNEARNED COMPENSATION
   Balance, beginning .........................   $   (14)   $   (14)   $   (12)
     Net additions of common stock
       to restricted stock plan ...............       (18)        (6)        (8)
     Amortization of unearned compensation ....         8          6          6
                                                  -------    -------    -------
   Balance, ending ............................   $   (24)   $   (14)   $   (14)
                                                  -------    -------    -------

TOTAL SHAREHOLDERS' EQUITY AT YEAR END ........   $ 1,148    $ 1,018    $   913
                                                  =======    =======    =======


See Notes to Consolidated Financial Statements.





NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

        NATURE OF BUSINESS:

           The Company's business is the broad application of the science of genetics. Pioneer was founded in 1926 to apply newly discovered genetic techniques to hybridize corn. Today, the Company develops, produces, and markets hybrids of corn, sorghum, and sunflowers; varieties of soybeans, alfalfa, wheat, and canola; and microorganisms useful in crop and livestock production. Approximately 90 percent of the Company's total net sales are from the sale of hybrid seed corn and soybean seed primarily within the regions of North America and Europe.

        CONSOLIDATION POLICY:

           The consolidated financial statements include the accounts of the Company and all of its subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation.

        USE OF ESTIMATES:

           The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

        CASH EQUIVALENTS:

           The Company considers all liquid investments with a maturity at purchase of three months or less to be cash equivalents.

        RECEIVABLES:

           Receivables are stated net of an allowance for doubtful accounts of $23 million at August 31, 1997 and 1996.

        INVENTORIES:

           Inventories are valued at the lower of cost (first-in, first-out method) or market. Independent growers are contracted to produce the Company's finished seed inventory. In accordance with the contract, the Company compensates growers with bushel equivalents that can be marketed to the Company for the market price of grain for a period of time following harvest. The Company uses derivative instruments such as commodity futures and options to hedge the commodity risk involved in compensating growers. It is the Company's policy to hedge commodity risk prior to setting the retail price of seed. The hedge position gains or losses are accounted for as inventory costs and expensed as cost of goods sold when the associated crop inventory is sold.

        PROPERTY AND EQUIPMENT:

           Property and equipment is recorded at cost, net of an allowance for loss on plant closings of $4 million and $9 million at August 31, 1997 and 1996, respectively. Depreciation is computed primarily by the straight-line method over estimated service lives of two to forty years.

        LONG-TERM ASSETS:

           Certain long-term assets were classified as available-for-sale securities. Available for-sale securities held at August 31, 1997, consisted of an equity security with a cost basis of $20 million and an unrealized gain of $30 million. Available-for-sale securities held at August 31, 1996, consisted of an equity security with a cost basis of $30 million and an unrealized gain of $17 million. During 1997, the Company sold part of the equity security for $17 million, resulting in a gain on sale of $7 million.

           It was not practicable to estimate the fair value of the Company's other equity security investments. As a result, these investments are carried at their original cost basis of approximately $8 million.

        INTANGIBLES:

           Intangible assets are stated at amortized cost and are amortized by the straight-line method over one- to twenty-year periods, with the weighted-average amortization period approximating eight years for the year ended August 31, 1997. Accumulated amortization of $38 million and $28 million at August 31, 1997 and 1996, respectively, have been netted against these assets.

        BASIS OF ACCOUNTING:

           Subsidiary and asset acquisitions are accounted for by the purchase method.

        TRANSLATION OF FOREIGN CURRENCIES AND FOREIGN EXCHANGE
        HEDGING:

           All assets and liabilities in the balance sheets of foreign subsidiaries whose functional currency is other than the U.S. dollar are translated at year-end exchange rates. Translation gains and losses are not included in determining net income but are accumulated as a separate component of shareholders' equity. However, for subsidiaries considered to be operating in highly inflationary countries and for certain other subsidiaries, the U.S. dollar is the functional currency, and translation gains and losses are included in determining net income. Foreign currency transaction gains and losses are included in determining net income.

           The Company uses a combination of derivative instruments such as forward exchange contracts, purchased options, and cross currency swaps to hedge future firm commitments such as exports, contractual flows, and royalties. While derivative hedge instruments are subject to price fluctuations from exchange and interest rate movements, these price changes would generally be offset by changes in the U.S. dollar value of foreign sales and cash flows. Therefore, hedging gains and losses on existing foreign-denominated payables or receivables are included in other assets or liabilities and are recognized in net exchange gain (loss) in conjunction with the revaluation of the foreign-currency-denominated transaction. Unrealized gains and losses related to qualifying hedges of firm sales and purchase commitments are deferred and recognized in income when the future sales or purchases are recognized, or immediately if the commitment is canceled. Option premiums paid are amortized to income over the life of the contract.

        INCOME TAXES:

           Income taxes are computed in accordance with SFAS No. 109. Deferred income taxes have been provided on temporary differences in the financial statement and income tax bases of certain assets and liabilities.

           Deferred income taxes have not been provided on the undistributed earnings or the cumulative translation adjustment of the foreign subsidiaries to the extent the Company intends to reinvest such undistributed earnings indefinitely or to repatriate them only to the extent that no additional income tax liability is created. The cumulative amount of the undistributed net income and translation adjustment of such subsidiaries is approximately $161 million at August 31, 1997. The Company files consolidated U.S. federal income tax returns with its domestic subsidiaries; therefore, no deferred income taxes have been provided on the undistributed earnings of those subsidiaries.

        PENSION PLANS:

           The Company's domestic and Canadian operations have defined benefit pension plans covering substantially all their employees. The plans provide benefits that are based on average monthly earnings of the employees. The funding policy is to contribute annually an amount to fund pension cost as actuarially determined by an independent pension consulting firm.

        OTHER POSTRETIREMENT BENEFITS:

           The Company sponsors a health care plan and a life insurance plan which provide benefits to eligible retirees. The Company's contribution is based on age and years of service at retirement. The health insurance plan contains the cost-sharing features of coinsurance and/or deductibles. The life insurance plan is paid for by the Company. Benefits under both plans are based on eligibility status for pension and length of service. Substantially all of the Company's U.S. and Canadian full-time employees may become eligible for these benefits upon reaching age 55 and having worked for the Company at least five years.

        DEFERRED EXECUTIVE COMPENSATION AND SUPPLEMENTAL RETIREMENT
        BENEFIT PLANS:

           The estimated liability for the deferred executive compensation and supplemental retirement benefit plans is being accrued over the expected remaining years of active employment.

        RESTRICTED STOCK AND STOCK OPTION PLANS:

           The Company has restricted stock plans and a non-qualified stock option plan. The Company amortizes as compensation expense the cost of stock acquired for the restricted stock plans by the straight-line method over three- and five-year restriction periods. No compensation expense is recorded under the non-qualified stock option plan.

           In 1997 the Company adopted SFAS 123, "Accounting for Stock-Based Compensation," as required for disclosure purposes only. The Company will continue applying the accounting treatment prescribed by the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees." Pro forma disclosures as if SFAS No. 123 were adopted for all stock-based compensation plans have been provided.

        OTHER:

           During fiscal 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share." The adoption of SFAS No. 128 is not expected to have a significant impact on the Company's financial statements.

NOTE 2. INVENTORIES

        The composition of inventories is as follows:

                              August 31,    1997        1996
        ----------------------------------------------------
         (In millions)
        Finished seed...................   $ 245      $  209
        Unfinished seed.................     186         163
        Supplies and other..............       9          10
                                            ----       -----
                                           $ 440      $  382
                                            ====       =====

        Unfinished seed represents the cost of parent seed, detasseling and roguing labor, and certain other production costs incurred by the Company to produce its seed supply. Much of the balance of the labor, equipment, and production costs associated with planting, growing, and harvesting the seed is supplied by independent growers, who contract specific acreage for the production of seed for the Company. The compensation of the independent growers is determined based upon yield, contracted acreage, and commodity prices. The commitment for grower compensation is accrued as seed is delivered to the Company. Accrued grower compensation was $13 million and $11 million at August 31, 1997 and 1996, respectively.

        The Company uses derivative instruments such as commodity futures and options to hedge grower compensation costs. At August 31, 1997 and 1996, the Company had futures contracts with brokers on notional quantities amounting to 32 million bushels and 17 million bushels, respectively for corn, and 6 million bushels each year for soybeans. At August 31, 1997, unrealized losses on all open contracts were $4 million.

NOTE 3. CURRENT BORROWINGS, LINES OF CREDIT, LONG-TERM DEBT, AND
        GUARANTEES

        At August 31, 1997, the Company had domestic lines of credit totaling $200 million available to be used as support for the issuance of the Company's commercial paper. Commercial paper outstanding at August 31, 1997, was $63 million at a weighted average interest rate of 5.6 percent. There was no commercial paper outstanding at August 31, 1996.

        In addition, the Company's foreign subsidiaries have lines of credit and direct borrowing agreements totaling $37 million, substantially all of which are unsecured. At August 31, 1997, short-term borrowings of $28 million were outstanding under foreign subsidiary agreements at a weighted average interest rate of 13.3 percent. At August 31, 1996, short-term borrowings of $13 million were outstanding under these agreements at a weighted average interest rate of 8.9 percent

        The long-term debt at August 31, 1997, bears interest at varying rates and requires annual principal payments through fiscal 2011. The maturities of long-term debt for the next five fiscal years, in millions, are as follows: $6, $15, $0.4, $1, and $0.2.

        The Company has guaranteed the repayment of principal and interest on certain obligations of Village Court Associates, an affiliated real estate venture. At August 31, 1997, such guarantees totaled approximately $23 million.

NOTE 4. INCOME TAXES

        The provision for income taxes is based on income before income taxes as follows:

                 Years Ended August 31,    1997       1996        1995
        --------------------------------------------------------------
        (In millions)

        United States..................   $ 308      $ 266       $ 198
        Foreign........................      65         88          93
                                          -----       ----       -----
                                          $ 373      $ 354       $ 291
                                           ====       ====        ====

        The provision for income taxes is composed of the following components:

                 Years Ended August 31,    1997       1996        1995
        --------------------------------------------------------------
        (In millions)

        Current:

           Federal.....................   $  80      $  83       $  59
           State.......................       9         11          10
           Foreign.....................      31         44          36
                                          -----       ----       -----
                                          $ 120      $ 138       $ 105
                                           ----       ----        ----
        Deferred:

           Federal.....................   $   8      $  (9)      $   4
           State.......................       1         (1)          -
           Foreign.....................      (2)        (1)         (3)
                                          -----       ----       -----
                                          $   7      $ (11)      $   1
                                           ----       ----        ----
                                          $ 127      $ 127       $ 106
                                           ====       ====        ====


        The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at August 31, 1997 and 1996, are presented below:

                                        August 31,   1997        1996
        -------------------------------------------------------------
        (In millions)

        Deferred tax assets:

           Allowance for doubtful accounts ........ $   6       $   6
           Inventories ............................    29          33
           Benefits/compensation ..................    40          35
           Deferred profit ........................     9           8
           Nondeductible reserves .................     9           8
           Net operating loss carryforwards .......     6           5
           Other ..................................    11           7
                                                    -----       -----
             Total gross deferred tax asset ....... $ 110       $ 102
             Less valuation allowance .............    (8)         (8)
                                                    -----       -----
             Total deferred tax asset ............. $ 102       $  94
                                                    -----       -----
        Deferred tax liabilities:

           Property and equipment ................. $ (55)      $ (46)
           Unrealized gain on available-
            for-sale securities ...................   (10)         (6)
                                                    -----       -----
             Total deferred tax liability ......... $ (65)      $ (52)
                                                    -----       -----
             Net deferred tax asset ............... $  37       $  42
                                                    =====       =====


        The net operating loss carryforwards result from various international subsidiaries. The expiration of these net operating losses range from 1998 to indefinite. Utilization of these losses is dependent upon earnings generated in the respective subsidiaries. A valuation allowance for the losses and certain other items has been set up where appropriate.

        There was no change in the total valuation allowance for the year ended August 31, 1997. The net change in the total valuation allowance for the year ended August 31, 1996, was a decrease of $3 million.

        Following is a reconciliation of the statutory U.S. Federal income tax rate to the Company's actual worldwide effective income tax rate:

                      Years Ended August 31,     1997      1996    1995
        ---------------------------------------------------------------

        Statutory U.S. Federal income
         tax rate ..........................     35.0%    35.0%    35.0%
        State income taxes, net of
         Federal income tax benefit ........      1.8      1.8      2.4
        Effect of taxes on foreign earnings      (1.5)      --     (0.9)
        Foreign Sales Corporation ..........     (1.4)    (0.5)    (0.7)
        Other ..............................      0.1     (0.3)     0.7
                                                 ----     ----     ----

           Actual effective income tax rate      34.0%    36.0%    36.5%
                                                 ====     ====     ====



NOTE 5. PENSION PLANS AND OTHER POSTRETIREMENT BENEFITS

        QUALIFIED PENSION PLANS:

        The components of pension expense relating to qualified defined benefit pension plans for the years ended August 31, 1997, 1996, and 1995, consisted of the following:

                                             1997    1996    1995
        ----------------------------------------------------------
        (In millions)

        Service cost .............           $  8    $  7    $  7
        Interest cost on projected benefit
         obligation ..............             12      11      11

        Actual return on plan assets          (16)    (14)    (12)
        Net amortization and deferral          (1)     (1)     (1)
                                             ----    ----    ----
           Pension expense .......           $  3    $  3    $  5
                                             ====    ====    ====


        The following table sets forth the plans' funded status as of June 30, 1997 and 1996, respectively:

                                                        1997      1996
        ---------------------------------------------------------------
        (In millions)

        Actuarial present value of
         benefit obligations:
           Vested benefit obligation ................ $  121    $  101
                                                      ======    ======
           Accumulated benefit obligation ........... $  129    $  108
                                                      ======    ======
        Plan assets at fair value, primarily
         stocks and bonds ...........................    214    $  179
        Projected benefit obligation ................    187       153
                                                      ------    ------
        Plan assets in excess of projected
         benefit obligation ......................... $   27    $   26
        Unrecognized net gain .......................    (16)      (11)
        Unrecognized prior service cost .............      2         2
        Unrecognized transition asset, net
         (recognized over 16 years) .................     (7)       (8)
                                                      ------    ------
        Pension asset ............................... $    6    $    9
                                                      ======    ======

        Plan assets include common stock of the Company totaling $21 million and $14 million at June 30, 1997 and 1996, respectively.

        In determining the present value of benefit obligations, a discount rate of 8 percent was used in 1997 and 1996. The expected long-term rate of return on plan assets was 9 percent and the assumed rate of increase in compensation levels was
        6.5 percent in both years.

        NON-QUALIFIED PENSION PLANS:

        The components of pension expense relating to non-qualified pension plans for the years ended August 31, 1997, 1996, and 1995, consisted of the following:

                                            1997       1996      1995
        ---------------------------------------------------------------
        (In millions)

        Service cost......................  $  2       $  1      $  2
        Interest cost on projected
         benefit obligation                    3          3         3
        Net amortization and deferral.....     1          1         1
                                            ----       ----      ----
           Pension expense................  $  6       $  5      $  6
                                            ====       ====      ====


        The following table sets forth the plans' funded status as of August 31, 1997 and 1996, respectively:

                                                        1997       1996
        ---------------------------------------------------------------
        (In millions)

        Actuarial present value of benefit
         obligations:
           Vested benefit obligation ................ $   17    $   16
                                                      ======    ======
           Accumulated benefit obligation ........... $   17    $   16
                                                      ======    ======

        Plans' assets at fair value ................. $   --    $   --
        Projected benefit obligation ................     50        37
                                                      ------    ------
        Plans' assets less than projected
         benefit obligation ......................... $  (50)   $  (37)
        Unrecognized net loss .......................     13         4
        Unrecognized prior service cost .............     11        11
        Unrecognized transition asset, net ..........      1         1
                                                      ------    ------
           Accrued pension liabilities .............. $  (25)   $  (21)
                                                      ======    ======


        In determining the present value of benefit obligations, a discount rate of 8 percent was used in 1997 and 1996. The assumed rate of increase in compensation levels used was 8 percent in both years.

        OTHER POSTRETIREMENT BENEFIT PLANS:

        The components of postretirement benefits cost expensed for the years ended August 31, 1997, 1996, and 1995, consisted of the following:

                                              1997    1996   1995
        ---------------------------------------------------------------
        (In millions)

        Service cost -- benefits earned
         during the year .....................  $2     $2     $2
        Interest cost on accumulated
         postretirement benefit
         obligation ..........................   3      3      2
        Return on assets .....................   -      -      --
        Net amortization and deferral ........   -      -      --
                                                --     --     --
           Other postretirement benefits cost$   5     $5     $4
                                                ==     ==     ==

        The following table sets forth the plans' funded status as of August 31, 1997 and 1996, respectively:

                                                 1997       1996
        ---------------------------------------------------------------
        (In millions)

        Accumulated postretirement
         benefit obligation:
        Retirees ..............................  $(15)      $(12)
        Other fully eligible plans'
         participants .........................   (10)        (8)

        Other active plans' participants ......   (23)       (20)
                                                 ----       ----
                                                 $(48)      $(40)
        Plans' assets at fair value ...........   --         --
                                                 ----       ----
        Accumulated postretirement
         benefit obligation in excess of
         plans' assets ........................  $(48)      $(40)
        Unrecognized prior service cost .......    (2)        (1)
        Unrecognized net loss .................     7          1
                                                 ----       ----
           Accrued postretirement benefits cost  $(43)      $(40)
                                                 ====       ====

        For 1997 and 1996, the discount rate used in determining the accumulated postretirement benefit obligation was 8 percent. A 9 percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 1997. This rate was assumed to decrease gradually to 5.5 percent in year 2004 and remain at that level thereafter. A one-percentage-point increase in the assumed health care cost trend rates would increase the accumulated postretirement benefit obligation as of August 31, 1997, by approximately $8 million and the total of the service and interest cost components of net postretirement health care cost for the year then ended by approximately $1 million.

NOTE 6. LEGAL MATTERS

        DeKalb Genetics Corporation ("DeKalb") has filed five lawsuits against Pioneer alleging that insect-resistant corn products that use a Bt gene, and corn products resistant to a glufosinate herbicide, infringe on certain DeKalb patents. After reviewing the Company's intellectual property position, all of DeKalb's patent filings, and DeKalb's lawsuits, Pioneer believes DeKalb's claims are without merit. Pioneer has denied DeKalb's allegations and raised defenses that, if successful, would render DeKalb's patents invalid. Pioneer believes that disposition of the lawsuits will not have a materially adverse effect on the consolidated financial position and results of operations of the Company. Pioneer also does not expect delays in the introductions of advanced corn hybrids with insect and herbicide resistance because of these lawsuits.

NOTE 7. FINANCIAL INSTRUMENTS

        FOREIGN EXCHANGE:

        The Company uses derivative instruments such as forward exchange contracts, purchased options, and cross currency swaps to hedge foreign-currency-denominated transactions such as exports, contractual flows, and royalty payments. In some countries these derivative hedge instruments are not available or are cost prohibitive. The exposures in these countries are addressed through managing net asset positions, borrowing in local currency, or investing in U.S. dollars.

        While derivative hedge instruments are subject to risk of loss from exchange and interest rate movements, we expect these changes would generally be offset by changes in the U.S. dollar value of foreign sales and/or cash flows. The Company does not trade these instruments with the objective of earning financial gains on the exchange rate price fluctuations alone, nor does it trade in currencies for which there are no underlying transaction related exposures.

        The notional amounts for contracts in place at August 31, 1997 and 1996, are shown in the following table in U.S. dollars. These contracts generally mature in less than one year.

                              August 31,    1997        1996
        ------------------------------------------------------------
        (In millions)

        Forwards........................   $ 229      $   79
        Options purchased...............      15          14
        Swaps...........................      19          26
                                            ----       -----
                                           $ 263      $  119
                                            ====       =====


        At August 31, 1997, deferred unrealized gains and losses from hedging firm purchase and sale commitments, based on broker quoted prices, were $9 million and $5 million, respectively.

        CREDIT RISK:

        The Company's financial instruments subject to credit risk are primarily trade accounts receivable, cash and cash equivalents, and foreign currency exchange contracts. The Company is exposed to credit risk of nonperformance by counterparties. Generally, the Company does not require collateral or other security to support customer receivables or foreign currency exchange contracts. The counterparties to the Company's derivative hedge instruments are major financial institutions. The Company evaluates the creditworthiness of the counterparties to these instruments and has never experienced, nor does it anticipate, nonperformance by any of its counterparties.

        The Company had the following significant concentrations of trade accounts receivables, and cash and cash equivalents subject to credit risk:

                              August 31,    1997        1996
        ---------------------------------------------------------------
        (In millions)

        United States...................   $ 151      $  141
        Italy...........................   $  69      $   57
        Brazil..........................   $  19      $   19
        Argentina.......................   $  27      $   11
        Central Europe..................   $  16      $    9


        Within the U.S., the majority of the Company's business is conducted with individual farm operators located throughout the country. Outside the U.S., the majority of the Company's business is transacted with distributors and cooperatives, some being government sponsored.

        FAIR VALUE:

        The Company estimated the fair value of its financial instruments by discounting the expected future cash flows using the current interest rates which would apply to each class of financial instruments, except for foreign currency contracts for which quotes from brokers were used.

        The fair value of cash equivalents, receivables, short-term borrowings, long-term debt, and foreign currency contracts approximates carrying value at August 31, 1997.

NOTE 8. CAPITAL STOCK

        VOTING RIGHTS:

        Generally, each share of common stock is entitled to five votes per share if the share has been beneficially owned continuously by the same person for a period of 36 consecutive months preceding the record date for the relevant shareholders' meeting. All other shares are entitled to one vote per share.

        SHARE REPURCHASE:

        At August 31, 1997, authorized shares remaining to be purchased under a Board authorized repurchase plan approximated 2.1 million.

        RESTRICTED STOCK PLANS:

        The Company has a restricted stock plan under which shares of the Company's common stock are held by the Company for officers and key employees. Such stock is subject to an agreement requiring forfeiture by the employee in the event of termination of employment within five years of the date of grant other than as a result of retirement, death, or disability. The maximum number of shares authorized for grant under this plan is 1,750,000 shares, of which 258,472 had been granted as of August 31, 1997.

        The Company also has a restricted stock plan under which shares of the Company's common stock are held for non-employee directors of the Company in lieu of cash compensation. The maximum number of shares authorized for grant under this plan is 25,000, of which 14,306 have been granted as of August 31, 1997.

        STOCK OPTION PLAN:

        During 1996, the Company adopted a non-qualified stock option plan. The plan authorizes options covering three million shares of the Company's common stock. Options under the plan are exercisable one-third in each of years three, four, and five from the date of grant. The options expire after ten years from the date of grant. Options are forfeited upon termination for reasons other than retirement, death, or disability.

        The Company applies APB Opinion No. 25 and related interpretations in accounting for the fixed stock option plan. Accordingly, no compensation cost has been recognized for the plan. Had compensation cost for the Company's fixed stock option plan been determined consistent with SFAS Statement No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts as follows:

                  Years Ended August 31,  1997      1996
        ---------------------------------------------------------------
        (In millions, except per share amounts)

        Net Income as reported           $ 243     $ 223
        Pro forma net income             $ 240     $ 221
        Primary earnings per share
         as reported                     $2.95     $2.68
        Pro forma earnings per share     $2.92     $2.65

        The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1997 and 1996, respectively: risk-free interest rate of 6.7 percent and 6.4 percent; expected life of 7.5 years each year; expected volatility of 22 percent each year; and dividend yield of 1.4 percent and 1.5 percent.

        A summary of the status of the Company's fixed stock option plan as of August 31, 1997 and 1996, and changes during the years ended on those dates is presented below:

                                          1997                    1996
        ----------------------------------------------    --------------------

                                             Weighted-               Weighted-
                                             Average                 Average
                                             Exercise                Exercise
                                   Shares    Price        Shares     Price
                                   ------    --------     ------     ---------

        Outstanding at beginning
         of year..........        973,000    $ 43              -        $  -
        Granted...........         24,000    $ 78        973,000        $ 43
                                   ------    ----        -------        ----
        Outstanding at end
         of year                  997,000    $ 44        973,000        $ 43
                                  =======    ====        =======        ====

        Options exercisable
        at year end...........          -                      -

        Weighted-average fair
         value of options
         granted during the year  $ 27.47                $ 14.89

        The following table summarizes information about fixed stock options outstanding at August 31, 1997.

                          Options Outstanding
        ---------------------------------------------------------------
                                 Number           Weighted-Average
        Weighted-Average         Outstanding      Remaining
        Exercise Price           at 8/31/97       Contractual Life
        --------------           ----------       ----------------

          $   43                  973,000          8.0 years
          $   78                   24,000          9.8 years

        There are no options exercisable at August 31, 1997.

NOTE 9. GEOGRAPHIC DATA

        Certain financial information concerning the Company's domestic and foreign operations is as follows:

                     Years Ended August 31,     1997      1996      1995
        ----------------------------------------------------------------
        (In millions)

          Net sales (by source):

             United States ................  $ 1,626   $ 1,435   $ 1,271
             Europe .......................      391       387       349
             Other ........................      240       222       189
                                             -------   -------   -------
                                             $ 2,257   $ 2,044   $ 1,809
             Less intergeographical
               sales, primarily
               United States ..............      473       323       277
                                             -------   -------   -------
                                             $ 1,784   $ 1,721   $ 1,532
                                             =======   =======   =======
          Operating income (by source):

             United States ................  $   365   $   334   $   269
             Europe .......................       49        56        53
             Other ........................       26        33        31
                                             -------   -------   -------
                                             $   440   $   423   $   353
             Indirect general and
              administrative expense ......      (77)      (76)      (73)
                                             -------   -------   -------
                                             $   363   $   347   $   280
                                             =======   =======   =======

          Identifiable assets at August 31:

             United States ................  $   843   $   701   $   736
             Europe .......................      228       224       212
             Other ........................      322       244       210
                                             -------   -------   -------
                                             $ 1,393   $ 1,169   $ 1,158
             Corporate ....................      210       253       135
                                             -------   -------   -------
                                             $ 1,603   $ 1,422   $ 1,293
                                             =======   =======   =======

          Export sales:

             Primarily Europe .............  $    18   $    20   $    15
                                             =======   =======   =======


NOTE 10.   UNAUDITED QUARTERLY FINANCIAL DATA

        Summarized unaudited quarterly financial data for 1997 is as follows:

        Three Months Ended      November 30    February 28   May 31   August 31
        -----------------------------------------------------------------------
        (In millions, except per share amounts)

        Net sales ............... $  90       $ 264       $1,288       $ 142
        Gross profit ............ $  10       $  94       $  735       $  28
        Net income (loss) ....... $ (45)      $  (2)      $  332       $ (42)
        Net income (loss) per
           common share (1) ..... $(.55)      $(.02)      $ 4.04       $(.51)
        Cash dividends per
           common share(1) ...... $ .23       $ .23       $   23       $ .26

        Summarized unaudited quarterly financial data for 1996 is as follows:

        Three Months Ended      November 30    February 28   May 31   August 31
        -----------------------------------------------------------------------
        (In millions, except per share amounts)

        Net sales..........       $  92       $ 281       $1,168       $ 180
        Gross profit.......       $   8       $ 107       $  691       $  52
        Net income (loss)..       $ (49)      $   4       $  303       $ (35)
        Net income (loss) per
           common share (1)       $(.59)      $ .05       $ 3.64       $(.42)
        Cash dividends per
           common share (1)       $ .20       $ .20       $  .20       $ .23

        (1) As a result of rounding, the total of the four quarters' earnings and cash dividends per share may not equal the earnings and cash dividends per share for the year.

NOTE 11.   SUBSEQUENT EVENTS

        In September 1997, the Company and E.I. du Pont de Nemours and Co. (DuPont) formally completed an agreement that creates one of the world's largest private agricultural research and development collaborations. The companies also formed a joint venture that will market improved quality traits to increase the value of crops for livestock feeders, grain processors, and other end users. The joint venture will not sell seed. Pioneer will be the preferred worldwide provider and marketer of quality trait seed for the joint venture. Contribution of tangible assets or cash to the joint venture are not expected to materially impact the financial condition or results of operation of the Company in the near future.

        DuPont also acquired a 20 percent interest in Pioneer through the purchase of preferred voting shares for $1.7 billion. Pioneer used a portion of the proceeds from the DuPont investment to purchase approximately 20 percent of outstanding shares through a Dutch auction self-tender. The Company purchased the shares at $92.50 per share, and when combined with all other costs associated with the transaction, will have approximately $180 million available for corporate purposes.

        The agreement, among other things, includes a standstill provision that prohibits DuPont from increasing its ownership share in Pioneer for 16 years without the consent of Pioneer. DuPont also gained two of the 15 seats on the Pioneer board of directors.

MARKET FOR THE COMPANY'S COMMON STOCK AND RELATED SECURITY HOLDER
        MATTERS

The Company's stock is traded on the New York Stock Exchange. The range of closing prices for these shares for the past two years are as follows:

                              1997               1996
          -------------------------------------------------
          Quarter:       HIGH     LOW       High     Low
          First.......   73 1/8   55 1/8    57 3/8   43
          Second......   72 1/8   65 3/8    58 1/4   49 3/4
          Third.......   73       58 3/4    56 5/8   51 3/4
          Fourth......   90       69 5/8    57 1/4   51

On August 31, 1997, there were approximately 20,000 registered and beneficial shareholders of the Company's 82,222,935 outstanding shares. Quarterly dividends paid for the years ended August 31, 1997 and 1996 are as follows:

         Cash Dividends Per Share   1997          1996
         ---------------------------------------------
          Quarter:
          First..................  $ .23         $ .20
          Second.................  $ .23         $ .20
          Third..................  $ .23         $ .20
          Fourth.................  $ .26         $ .23


The stock of the Company became publicly traded in 1973 and quarterly dividends have been paid continuously since that time. It is anticipated that dividends will continue to be paid in the future. The Company's stock is included in the Standard & Poors Composite Stock Price Index.

11/7